UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR

  For Period Ended January 31, 2020

    [  ] Transition Report on Form 10-K

    [  ] Transition Report on Form 20-F

    [  ] Transition Report on Form 11-K

    [  ] Transition Report on Form 10-Q

    [  ] Transition Report on Form N-SAR

For the Transition Period Ended ____________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INNSUITES HOSPITALITY TRUST
Full Name of Registrant

N/A
Former Name if Applicable

1730 E. NORTHERN AVE. SUITE 122
Address of Principal Executive Office(Street and Number)

PHOENIX, AZ 85020
City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 28, 2020 lnnsuites Hospitality Trust (the “Company” or “IHT”) filed Form 8-K, providing an update on filing of its Annual Report on Form 10-K for the fiscal year ended January 31, 2020. The Company took relief under Order (Release No. 34-88318) issued by the Securities and Exchange Commission (the “SEC”) under Section 36 of the Exchange Act granting exemptions from specified provisions of the Exchange Act and certain rules thereunder (the “Order”).

The Company took reliance on the Order and furnished the Current Report on Form 8-K by the original filing deadline of the report. The Company expected to file its Annual Report on Form 10-K approximately 45 days after April 30, 2020 (June 14, 2020).

The Company has re-evaluated its need for an additional extension under Rule 12b-25 at this time, as contemplated by the Order, and is filing Form 12b-25, seeking an additional fifteen (15) calendar days.

Reasons for the further relief on the current form 12b-25 remain the same as the Company’s previous Form 8-K, filed April 28, 2020, specifically:

“As result of the global outbreak of the COVID-19 virus and by state order, employees and management are practicing social distancing, working from home and working flexible hours. Additionally, the Company has been impacted by the challenges to its business and the hospitality industry in general caused by the COVID virus, resulting in a tremendous drain on its resources. Also, the Company has been working with its audit firm, to provide the necessary audit support while also dealing with the additional workload caused to the COVID-19 virus. In light of these factors, the Company now believes it will be unable to compile and review certain information required in order to permit the Company to timely file its Annual Report on Form 10-K for the fiscal year ended January 31, 2020.”

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

MARC BERG, EVP	602	944-1500 x 205
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).	[X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INNSUITES HOSPITALITY TRUST

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 11, 2020	By:	/s/ Marc Berg, EVP
MARC E. BERG

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).